UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Titles of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq.

Executive Vice President, General Counsel and Secretary

11 Madison Avenue

New York, New York 10010

(212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$448,200,000	$47,958

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of a total of 8,300,000 shares of outstanding common stock, no par value per share, of Weight Watchers International, Inc., together with the associated preferred stock purchase rights, at the maximum tender offer price of $54.00 per share.
**	The amount of the filing fee equals $107.00 per million of the transaction value and is estimated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission.
☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47,958	Filing Party: Weight Watchers International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on December 18, 2006, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on January 11, 2007 (as amended, the “Schedule TO”), by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), in connection with the Company’s offer to purchase for cash up to 8,300,000 shares of its common stock, no par value per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $54.00 nor less than $47.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2006 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

This Amendment No. 2 is filed to incorporate the press release dated January 19, 2007 that announced the preliminary results of the Offer.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On January 19, 2007, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on Wednesday, January 18, 2007. Based upon preliminary results, the Company expects to acquire 8,300,000 Shares of its Common Stock at a price of $54.00 per Share. The 8,300,000 Shares represent approximately 8.5% percent of the Shares outstanding as of November 30, 2006.

The Company has been informed by the depositary for the Offer that the preliminary proration factor for the Offer is approximately 99.1%. Based on the preliminary count by the depositary for the Offer, an aggregate of 8,683,754 Shares were properly tendered and not withdrawn at or below a price of $54.00, including 3,092,360 Shares that were tendered through notice of guaranteed delivery. The determination of the final number of Shares to be purchased, the final price per Share and the final proration factor is subject to confirmation by the depositary of the proper delivery of the Shares validly tendered and not withdrawn. The actual number of Shares validly tendered and not withdrawn, the final price per Share and the final proration factor will be announced following the completion of the confirmation process. Payment for the Shares accepted for purchase and return of all other Shares tendered and not accepted for purchase will occur promptly thereafter and is currently anticipated to occur on January 26, 2007.

Additionally, based on the preliminary count, the Company expects to purchase 10,206,436 Shares from Artal Holdings Sp. z o.o., its majority shareholder, at a purchase price of $54.00 per Share. The Company previously announced an agreement with Artal to purchase a number of Shares at the price established by the Offer so that Artal’s percentage ownership interest in the Company’s outstanding Shares after the Offer and such purchase from Artal will be substantially equal to its current level. The determination of the final number of Shares to be purchased from Artal and the final price per Share is subject to the determination of the final number of Shares to be purchased in the Offer and the final price per Share in the Offer.

A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

ITEM 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by Weight Watchers International, Inc. on January 19, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
Name:	Jeffrey A. Fiarman
Title:	Executive Vice President, General Counsel and Secretary

Date: January 19, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(C)	Press Release issued by Weight Watchers International, Inc. on January 19, 2007.